UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC
Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

YS Biopharma Reports Change in Control

On February 9, 2024, YS Biopharma Co., Ltd. (the “Company”) announced that the Company entered into a share purchase agreement dated February 7, 2024 (the “Purchase Agreement”) with an institutional investor, namely Apex Prospect Limited (“Apex”) relating to the offer and sale of 95,269,762 ordinary shares of the Company, par value US$0.00002 per share (“Ordinary Shares”) for an aggregate purchase price of US$40 million in a private placement (the “Private Placement”). The closing of the Private Placement occurred on February 7, 2024.

On February 14, 2024, Apex filed a Schedule 13D with the United States Securities and Exchange Commission disclosing that it had purchased the controlling interest in the Company. The number of Ordinary Shares beneficially owned by Apex is 98,360,094, being the sum of (i) 2,790,332 Ordinary Shares that Apex purchased from the open market between December 14, 2023 and February 6, 2024; (ii) 95,269,762 Ordinary Shares the Company issued and allotted to Apex on February 7, 2024 pursuant to the Purchase Agreement; and (iii) 300,000 Ordinary Shares that Apex purchased from the open market on February 8, 2024. The percentage of Ordinary Shares owned by Apex is 52.23%, calculated based upon 188,327,959 Ordinary Shares issued and outstanding as of February 20, 2024.

This Current Report on Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-1 (File No. 333-271221) and Form S-8 (File No. 333-273165), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: February 20, 2024	By:	/s/ Hui Shao
	Name:	Hui Shao
	Title:	Director and Chief Executive Officer

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